Exhibit 1.01

Conflict Minerals Report of Perry Ellis International, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of Perry Ellis International, Inc. (herein referred to as the “Company,” “we,” “us,” or “our”) for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements relating to “Conflict Minerals” arising under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2013.

The Company contracts to manufacture apparel and accessory products, and upon analysis, the Company determined that certain of its products may have threads, zippers, fasteners or other components and materials (the “Components and Materials”), which are necessary to the production or functionality of its products, that may contain Conflict Minerals. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”) for the purposes of this assessment.

The Company does not directly purchase any materials in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and it is multiple levels removed from the actual mining of Conflict Minerals. Based on the Company’s reasonable country of origin inquiry (“RCOI”) and due diligence, we have determined in good faith that for calendar year 2014, we do not have sufficient information from our suppliers or other sources to conclude whether the 3TG necessary for our products originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycled or scrap sources, were “DRC conflict free” (as defined in accordance with the Rule), or have not been found to be “DRC conflict free.” The Company has a Conflict Minerals Policy, which it communicates throughout its supply chain and is incorporated in the Company’s Vendor Code of Conduct requirements.

As allowed under the Rule, this CMR is not subject to an independent private sector audit.

In accordance with the Rule, the Company undertook due diligence to determine the Conflict Minerals status of the necessary Conflict Minerals used in or for the functionality of our apparel and accessory products. In conducting our due diligence, we utilized the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework. The Company designed its due diligence process, management and measures within the framework OECD Guidance for a company downstream in the supply chain.

The Company’s due diligence included a supply chain survey conducted via a third party which utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (the “CMRT”) for data collection and verification. Supplier responses were evaluated for plausibility, consistency and gaps both in terms of which products were stated to contain or not contain necessary Conflict Minerals, as well as the origin of those materials. Additional supplier contacts were conducted in an effort to increase the survey response rate and to address inconsistent statements and incomplete data and responses. Additionally, smelters and refiners identified in the supply chain survey were compared against lists of smelter and refinery facilities which have been identified as “conflict-free” and given “conflict-free” status (“CFS”) pursuant to the Conflict-Free Source Initiative’s (“CFSI”) Conflict-Free Smelter Program (“CFSP”), a joint initiative by EICC and GeSI; by the London Bullion Market Association (“LBMA”) or by the Responsible Jewellery Council (“RJC”). We identified and contacted a total of 125 suppliers as in-scope for Conflict Mineral regulatory purposes and as part of our RCOI process. The survey response rate among these suppliers was 75% (“Supply Chain Participants”). Of the Supply Chain Participants, 19% responded “yes” as to having one or more of the Conflict Minerals in products manufactured or supplied by them. The Company continued to receive survey responses through March 31, 2015. We have relied on these supplier responses to provide us with information about the source of Conflict Minerals contained in the Components and Materials supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

On the basis of the due diligence measures taken, the Company is unable to determine with specificity the country of origin and smelter or refiner for all Conflict Minerals in its apparel and accessory products. Based on the information that the Company’s Supply Chain Participants provided and that was otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Company’s products included, but may not be limited to, the smelters and refineries listed in the chart below. The chart below reports (i) the name of the smelter or refiner; and (ii) whether the listed smelter or refiner has been certified by an industry initiative seeking to identify “conflict free” sources.

Name of Smelter or Refinery	Conflict-Free Status
Alpha	CFSI
Asahi Pretec Corporation	CFSI, LBMA
CNMC (Guangxi) PGMA Co. Ltd.
CV United Smelting	CFSI
Chimet S.p.A.	CFSI, LBMA
China National Gold Group Corporation
Cooper Santa
Empresa Metallurgica Vinto	CFSI
Gejiu Non-Ferrous Metal Processing Co. Ltd.	CFSI
Heraeus Precious Metals GmbH & Co. KG	CFSI, LBMA
Istanbul Gold Refinery	CFSI, LBMA
LS-NIKKO Copper Inc.	CFSI, LBMA
Malaysia Smelting Corporation (MSC)	CFSI
Melt Metais e Ligas S/A	CFSI
Metallo Chimique	CFSI
Metalor Technologies (Hong Kong) Ltd	CFSI, LBMA, RJC
Metalor Technologies SA	CFSI, LBMA, RJC
Metalor USA Refining Corporation	CFSI, LBMA, RJC
Mineração Taboca S.A.	CFSI
Minsur	CFSI
Mitsubishi Materials Corporation	CFSI, LBMA
Nadir Metal Rafineri San. Ve Tic. A.Åž.	CFSI, LBMA
Ohio Precious Metals, LLC	CFSI, LBMA
Operaciones Metalurgical S.A.	CFSI
PT Koba Tin
PT Tambang Timah	CFSI
PT Timah (Persero), Tbk	CFSI
Royal Canadian Mint	CFSI, LBMA
Shandong Zhaojin Gold & Silver Refinery Co. Ltd.	CFSI, LBMA
Solar Applied Materials Technology Corp.	CFSI
Tanaka Kikinzoku Kogyo K.K.	CFSI, LBMA
Thaisarco	CFSI
The Refinery of Shandong Gold Mining Co. Ltd.	CFSI, LBMA
Umicore Brasil Ltda	CFSI, LBMA
Valcambi SA	CFSI, LBMA, RJC
Yunnan Copper Industry Co Ltd
Yunnan Tin Company Limited	CFSI

We currently intend to take steps to enhance our due diligence efforts, with the goal of mitigating the risk that Conflict Minerals necessary to certain of our products could benefit armed groups in the Covered Countries. These steps may include, among others, steps designed to improve the information gathered from our suppliers, increase the response rate of our supplier survey, and influence suppliers in our supply chain that require Conflict Minerals to utilize smelters that have been certified as CFS.